NEWS RELEASE

Birch Mountain 2007 First Quarter Financial Results
and Conference Call Advisory

CALGARY, May 09, 2007 - Birch Mountain Resources Ltd. ("Birch Mountain" or the "Company") (BMD: TSX and AMEX) will be releasing its 2007 first quarter financial results and hosting a quarterly conference call.

The Q1 financial results will be available on www.sedar.com or www.sec.gov on Monday, May 14, 2007. The conference call will be at 11:00 AM Eastern, 9:00 AM Mountain for forty-five minutes on Monday, May 14th, 2007.

The conference call will consist of a brief presentation followed by a question and answer session. Participants from Birch Mountain will be:

John Houghton, Corporate Secretary and Moderator
Doug Rowe, Executive Chairman and CEO
Joel Jarding, President and COO
Derrick Kershaw, Senior VP, Operations
Dan Rocheleau, Acting CFO
Hugh Abercrombie, VP Exploration

Slides to accompany the formal presentation will be on-line at www.birchmountain.com on Monday morning in advance of the conference call.

Interested analysts and investors are invited to participate by calling 866.514.1894. You will be asked to provide your name, company affiliation and telephone number.

CONFERENCE COORDINATORS: Rogers Conferencing, (David Reid, Jane Quinn and Launa Austin)
Birch Mountain Resources Ltd. Tel 403.262.1838 Fax 403.263.9888
email: birch@birchmountain.com.
Equity Communications: Steve Chizzik, Tel 908.688.9111, email chizz1@comcast.net